March 7, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Era Anagnosti
Mr. Christopher Dunham

Re:	Byline Bancorp, Inc.
Request for Acceleration of Effectiveness of Form S-4
SEC File No. 333- 222935 (“Registration Statement”)

Dear Mr. Dunham:

On behalf of Byline Bancorp, Inc., as registrant, the undersigned officer hereby requests that the effective date for the Registration Statement, as amended, be accelerated so that it will become effective at 11:00 a.m. (Washington, D.C. time), or as soon as practicable thereafter, on Friday, March 9, 2018.

Feel free to telephone Jennifer Durham King of Vedder Price P.C., the registrant’s legal counsel, at (312) 609-7835 with any questions or comments.

Very truly yours,

Byline Bancorp, Inc.

/s/ Lindsay Y. Corby
Lindsay Y. Corby
Chief Financial Officer